INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2016 AND 2015

(UNAUDITED)

2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Financial Position
Amounts in Canadian Dollars
(Unaudited)

		As at	As at
	Note	March 31, 2016	December 31, 2015
		$	$

ASSETS

Current
Cash		65,843,711	86,770,542
Amounts receivable	5	1,526,248	974,822
Prepaid expenses		1,108,184	1,181,481

Total current assets		68,478,143	88,926,845

Property and equipment	6	2,654,779	897,390
Intangible assets	7	14,713,213	93,585
Other assets		121,648	121,648

Total non-current assets		17,489,640	1,112,623

Total assets		85,967,783	90,039,468

LIABILITIES

Current
Accounts payable and accrued liabilities	8	3,510,210	3,233,749
Other current liabilities	9	550,132	323,151

Total current liabilities		4,060,342	3,556,900

Loan payable	9	251,534	270,386
Deferred lease inducement	9	438,695	348,205
Other long-term liabilities	9	1,807,550	60,109
Total non-current liabilities		2,497,779	678,700

Total liabilities		6,558,121	4,235,600

EQUITY
Common shares	10	103,421,602	103,340,072
Series I preferred shares	10	7,716,243	7,797,773
Series II preferred shares	10	24,369,384	24,369,384
Warrants	10	6,926,019	6,926,019
Contributed surplus	10	9,470,884	8,660,355
Deficit		(72,494,470)	(65,289,735)

Total equity		79,409,662	85,803,868

Total liabilities and equity		85,967,783	90,039,468

Commitments and contingencies [note 14]

Approved by the Board and authorized for issue on May 12, 2016:

(signed) Luke Beshar, Director	(signed) Henry Friesen, Director

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
Amounts in Canadian Dollars
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2016	March 31, 2015
		$	$

EXPENSES
Research and development	11	6,378,672	4,016,381
General and administrative	12	1,037,517	604,819

Operating expenses		7,416,189	4,621,200

Finance income	13	(101,038)	(70,741)
Finance costs	13	3,576,031	119,854

Net finance costs		3,474,993	49,113

Loss before income taxes		10,891,182	4,670,313

Current income tax expense		3,227	-
Deferred income tax recovery	4	(3,689,674)	-
Total income taxes		(3,686,447)	-

Net loss and comprehensive loss for the period		7,204,735	4,670,313

Basic and diluted loss per common share	10 (c)	(0.92)	(0.98)

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Changes in Equity
Amounts in Canadian Dollars
(Unaudited)

	Common shares		Series I preferred shares		Series II preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2015	7,796,137	103,340,072	53,788,579	7,797,773	1,077,605	24,369,384	106,096,356	6,926,019	8,660,355	(65,289,735)	85,803,868

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(7,204,735)	(7,204,735)

Transactions with owners of the Company, recognized directly in equity
Conversion of preferred shares	18,746	81,530	(562,388)	(81,530)	-	-	-	-	-	-	-

Share-based compensation	-	-	-	-	-	-	-	-	810,529	-	810,529
Total transactions with owners of the Company	18,746	81,530	(562,388)	(81,530)	-	-	-	-	810,529	-	810,529
Balance, March 31, 2016	7,814,883	103,421,602	53,226,191	7,716,243	1,077,605	24,369,384	106,096,356	6,926,019	9,470,884	(72,494,470)	79,409,662

	Common shares		Preferred shares		Warrants		Contributed
	Number	Amount	Number	Amount	Number	Amount	surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$
		(note 10)		(note 10)		(note 10)	(note 10)

Balance, December 31, 2014	4,427,244	49,505,792	69,504,689	10,076,151	138,724,781	9,283,332	5,995,055	(50,556,036)	24,304,294

Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(4,670,313)	(4,670,313)
Transactions with owners of the Company, recognized directly in equity
Exercise of warrants	451,392	5,030,431	-	-	(13,541,858)	(816,308)	-	-	4,214,123
Exercise of stock options	6,666	91,195	-	-	-	-	(41,200)	-	49,995
Conversion of preferred shares	153,333	666,867	(4,600,000)	(666,867)	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	311,428	-	311,428
Total transactions with owners of the Company	611,391	5,788,493	(4,600,000)	(666,867)	(13,541,858)	(816,308)	270,228	-	4,575,546
Balance, March 31, 2015	5,038,635	55,294,285	64,904,689	9,409,284	125,182,923	8,467,024	6,265,283	(55,226,349)	24,209,527

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Interim Condensed Consolidated Statements of Cash Flows
Amounts in Canadian Dollars
(Unaudited)

		Three months ended	Three months ended
	Note	March 31, 2016	March 31, 2015
		$	$

OPERATING ACTIVITIES
Net loss for the period		(7,204,735)	(4,670,313)
Adjustments for items not affecting cash
Share-based compensation	10	810,529	311,428
Interest accretion	9,13	17,102	18,893
Amortization of intangible assets	7,11	778,159	84,837
Depreciation of property and equipment	6,11	38,203	17,875
Non-cash change in deferred lease inducement		90,490	-
Deferred income tax recovery	4	(3,689,674)	-
Unrealized foreign exchange loss		3,614,313	-
		(5,545,613)	(4,237,280)
Changes in non-cash working capital balances
Amounts receivable		(514,540)	(187,388)
Prepaid expenses		73,297	(191,834)
Accounts payable and accrued liabilities		(143,705)	(21,308)
Other current liabilities		226,981	25,561
Cash used in operating activities		(5,903,580)	(4,612,249)

INVESTING ACTIVITIES
Purchase of property and equipment	6	(1,795,592)	(82,814)
Acquisition of Fluorinov, net of cash acquired	4	(9,574,833)	-
Cash used in investing activities		(11,370,425)	(82,814)

FINANCING ACTIVITIES
Change in loan payable	9	(31,369)	(38,343)
Change in long-term liability	9	(7,144)	6,421
Issue of share capital, net of issuance costs	10	-	4,264,118
Cash provided by (used in) financing activities		(38,513)	4,232,196

Impact of foreign exchange rate on cash		(3,614,313)	-
Net decrease in cash during the period		(20,926,831)	(462,867)

Cash, beginning of period		86,770,542	26,165,056

Cash, end of period		65,843,711	25,702,189

Supplemental cash flow information
Preferred shares converted to common shares (note 10)		81,530	666,867

See accompanying notes to the interim condensed consolidated financial statements

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

1.	Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a Canadian public oncology company developing innovative therapies for the treatment of cancer. The Company was incorporated under the laws of the Province of Alberta on March 31, 2004 with nominal share capital and filed Articles of Continuance to change its jurisdiction to Ontario on November 7, 2013. On June 1, 2014, the Company amalgamated with its wholly-owned subsidiary, Trillium Therapeutics Inc. (“Trillium Privateco”), and changed its name from Stem Cell Therapeutics Corp. to Trillium Therapeutics Inc.

The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange under the symbol TR and on the NASDAQ Stock Exchange under the symbol TRIL.

2.	Basis of presentation

(a)	Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in its annual audited consolidated financial statements.

The policies applied in these unaudited interim condensed consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The board of directors approved the unaudited interim condensed consolidated financial statements on May 12, 2016. Any subsequent changes to IFRS or their interpretation, that are given effect in the Company’s annual audited consolidated financial statements for the year ending December 31, 2016, could result in a restatement of these unaudited interim condensed consolidated financial statements.

(b)	Basis of measurement

These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis, except for held-for-trading financial assets, which are measured at fair value.

(c)	Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(d)	Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of the Company’s ability to continue as a going concern. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 2 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2015.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

2.	Basis of presentation (continued)

Management has applied significant estimates and assumptions to the following:

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based payments and warrants.

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management's intent about developing and commercializing the assets. The Company has determined to amortize the intangible assets acquired on the acquisition of Fluorinov Pharma Inc. (“Fluorinov”) over four years.

Valuation of contingent obligations

The fair value of contingent consideration on the acquisition of Fluorinov was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. The discount rates used require significant judgments of probabilities of future preclinical and clinical success that are inherently uncertain. The estimate of the potential timing of future events is also uncertain. Changes in these judgments affect the fair value estimates of other long-term liabilities.

3.	Significant accounting policies

The Company’s significant accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended December 31, 2015 and have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited interim condensed consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2015.

(a)	Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Fluorinov from the date of its acquisition on January 26, 2016, and Trillium Therapeutics USA Inc. from the date of incorporation on March 26, 2015.

Investments in entities where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, are considered subsidiaries due to the control exercised over the investee by the Company. Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are de-consolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains and losses on transactions between subsidiaries are eliminated.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

3.	Significant accounting policies (continued)

(b)	New standards and interpretations not yet effective

IFRS 9, Financial Instruments

In October 2010, the IASB published amendments to IFRS 9, Financial Instruments (“IFRS 9”), which provides added guidance on the classification and measurement of financial liabilities. In July 2014, the IASB issued its final version of IFRS 9, which completes the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The final standard is mandatorily effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on the unaudited interim condensed consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Entities will transition following either a full or modified retrospective approach. The Company is reviewing the standard to determine the impact that the adoption of this standard may have on the unaudited interim condensed consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB has issued IFRS 16, Leases (“IFRS 16”), its new leases standard that requires lessees to recognize assets and liabilities for most leases on their balance sheets. Lessees applying IFRS 16 will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. The new standard will be effective from January 1, 2019 with limited early application permitted. The Company has not yet begun the process of evaluating the impact of this standard on the unaudited interim condensed consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on the Company’s unaudited interim condensed consolidated financial statements. The Company assesses the impact of adoption of future standards on its unaudited interim condensed consolidated financial statements, but does not anticipate significant changes in 2016.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

4.	Acquisition of Fluorinov

On January 26, 2016, Trillium purchased all the issued and outstanding shares of Fluorinov, a private oncology company, to access its proprietary medicinal chemistry platform. The acquisition date fair value of consideration transferred and the fair value of identifiable assets acquired and liabilities assumed are as follows:

$
Fair value of consideration paid:
Cash	10,000,000
Working capital adjustment	(134,089)
Contingent consideration	1,750,000
11,615,911

Assets acquired:
Cash	291,078
Amount due from Fluorinov shareholders	36,886
Acquired technology	15,397,787
15,725,751

Liabilities assumed:
Accounts payable and accrued liabilities	420,166
Deferred tax liabilities	3,689,674
4,109,840
Net identifiable assets acquired	11,615,911

The upfront consideration for Fluorinov was $10,000,000 less the working capital deficiency currently estimated to be $134,089. At closing, the Company paid $9,510,554 in cash, applied $250,000 paid in fiscal 2015 as a standstill fee, and held back $150,000 until settlement of the final working capital deficit, expected within nine months of the closing. The purchase price allocation is preliminary and is subject to change for certain items such as the valuation of intangible assets and finalization of the working capital settlement.

The Company may also incur up to $35 million of future payments contingent on Trillium achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The amount of contingent consideration recognized by the Company as of the acquisition date was $1,750,000 and has been classified as other long-term liabilities on the interim condensed consolidated statements of financial position. The fair value of the contingent consideration was calculated using a discounted cash flow approach, where a risk-adjusted discount rate was applied to future cash flows. Trillium also has an obligation to pay royalty payments on future sales of such compounds.

At Trillium’s discretion, up to 50% of the future contingent payments can be satisfied through the issuance of common shares of Trillium provided that the aggregate number of common shares issuable under such payments will not exceed 1,558,447 common shares unless shareholder approval has first been obtained. In addition, any such future share issuance remains subject to final approval from Trillium’s board of directors and receipt of any requisite approvals under the applicable rules of the Toronto Stock Exchange and the NASDAQ Stock Market. Trillium has also committed to use commercially reasonable efforts to monetize Fluorinov’s central nervous system assets and share 50% of the net proceeds with Fluorinov shareholders.

Cash used in the acquisition was determined as follows:

$
Cash consideration	9,865,911
Less cash acquired	291,078
9,574,833

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

4.	Acquisition of Fluorinov (continued)

Acquisition costs incurred by the Company and included in general and administrative expenses for year ended December 31, 2015 and for the three months ended March 31, 2016, were approximately $174,671 and $106,887, respectively. From the date of the acquisition to March 31, 2016, Fluorinov contributed revenue of nil and a loss of $1,075,034. If the acquisition had occurred on January 1, 2016, the combined loss for the Company for the three months ended March 31, 2016 would be $7,261,190.

In connection with the acquisition, the Company established deferred tax liabilities related to the acquired identifiable intangible assets and determined that these deferred tax liabilities exceeded the acquired deferred tax assets. This allowed the Company to realize a deferred tax benefit of $3,689,674 by releasing the valuation allowance associated with the Company’s overall deferred tax assets.

Under IFRS, the acquisition of Fluorinov was considered a related party transaction as two Company directors were determined to be related parties of Fluorinov. One Company director was a director of Fluorinov and had an ownership position in Fluorinov at the time of acquisition of less than 2%, and the second director was a director of an entity that was a beneficiary of a trust that was a shareholder and debenture holder of Fluorinov. The two directors declared their conflict of interest and abstained from all discussions and decisions concerning the Fluorinov acquisition. Accordingly, the Company determined that the consideration paid on the acquisition was made on terms equivalent to those that prevail in arm’s length transactions.

5.	Amounts receivable

	March 31,	December 31,
	2016	2015
	$	$

Government programs receivable	1,347,019	957,951
Due from Fluorinov shareholders	36,712	-
Other amounts receivable	142,517	16,871
	1,526,248	974,822

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

6.	Property and equipment

		Computer	Office
	Lab	equipment	equipment and
	equipment	and software	leaseholds	Total
	$	$	$	$

Cost
Balance, December 31, 2014	252,076	40,028	20,016	312,120
Additions	457,796	57,180	265,406	780,382
Balance, December 31, 2015	709,872	97,208	285,422	1,092,502
Additions	68,826	54,223	1,672,543	1,795,592
Balance, March 31, 2016	778,698	151,431	1,957,965	2,888,094

Accumulated depreciation
Balance, December 31, 2014	48,089	23,558	5,071	76,718
Depreciation	86,577	26,679	5,138	118,394
Balance, December 31, 2015	134,666	50,237	10,209	195,112
Depreciation	30,481	6,968	754	38,203
Balance March 31, 2016	165,147	57,205	10,963	233,315

Net carrying amounts
December 31, 2015	575,206	46,971	275,213	897,390
March 31, 2016	613,551	94,226	1,947,002	2,654,779

7.	Intangible assets

Total
$

Cost
Balance, December 31, 2014 and 2015	1,018,037
Fluorinov acquisition (note 4)	15,397,787
Balance, March 31, 2016	16,415,824

Accumulated amortization
Balance, December 31, 2014	585,104
Amortization	339,348
Balance, December 31, 2015	924,452
Amortization	778,159
Balance, March 31, 2016	1,702,611

Net carrying amounts
December 31, 2015	93,585
March 31, 2016	14,713,213

As at March 31, 2016, intangible assets were comprised of licensed patent rights related to the SIRP Fc program acquired in 2013 in the amount of $1,018,037 and $15,397,787 related to the acquisition of Fluorinov (note 4).

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

8.	Accounts payable and accrued liabilities

	March 31,	December 31,
	2016	2015
	$	$

Trade and other payables	1,496,096	1,401,462
Accrued liabilities	1,749,061	1,728,636
Due to related parties	265,053	103,651
	3,510,210	3,233,749

Amounts due to related parties represent expense reimbursements, accrued vacation payable and directors’ fees payable.

9.	Non-current liabilities

(a)

Trillium is indebted to the Federal Economic Development Agency for Southern Ontario under a non-interest bearing contribution agreement and is making monthly repayments of $9,586 through November 2019. As at March 31, 2016 and December 31, 2015, the balance repayable was $412,177 and $440,935, respectively. The loan payable was discounted using an estimated market interest rate of 15%. Interest expense accretes on the discounted loan amount until it reaches its face value at maturity.

(b)

As at March 31, 2016 and December 31, 2015, the Company had a deferred lease inducement of $438,695 and $348,205, respectively, for a new facility lease. The inducement benefit will be recognized over the expected term of the lease.

(c)

As at March 31, 2016 and December 31, 2015, the Company had a long-term liability of $1,750,000 and nil, respectively, related contingent consideration on the acquisition of Fluorinov (note 4), and a long-term liability of $57,550 and $60,109, respectively, related to certain discontinued technologies.

The current portions of the loan payable and long-term liabilities are included in other current liabilities in the unaudited interim condensed consolidated statements of financial position.

10.	Share capital

(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. Preferred shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

Holders may not convert Series I or Series II Non-Voting Convertible First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder and its joint actors would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange, and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b)	Share capital issued – three months ended March 31, 2016

During the three months ended March 31, 2016, 562,388 Series I First Preferred Shares were converted into 18,746 common shares.

Share capital issued – year ended December 31, 2015

On April 7, 2015, the Company completed an underwritten public offering of common shares and non-voting convertible preferred shares in the United States. In the offering, Trillium sold 1,750,754 common shares and 1,077,605 Series II Non-Voting Convertible First Preferred Shares at a price of U.S. $19.50 per share, including 228,359 common shares sold pursuant to the full exercise of the underwriters’ option to purchase additional common shares. The gross proceeds to Trillium from this offering were $68,875,067 (U.S. $55,153,000) before deducting offering expenses of $4,913,443.

During the year ended December 31, 2015, 1,087,603 common shares were issued on the exercise of 32,628,425 warrants for proceeds of $9,515,154 and 6,666 stock options were exercised for proceeds of $49,995.

During the year ended December 31, 2015, 15,716,110 Series I First Preferred Shares were converted into 523,870 common shares.

(c)	Weighted average number of common shares

The weighted average number of common shares outstanding for the three months ended March 31, 2016 and March 31, 2015 were 7,810,969 and 4,766,937, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d)	Warrants

The following table shows the number of warrants outstanding, the exercise prices, and the number of common shares issuable on exercise of the warrants and the exercise price per common share for 30 warrants as at March 31, 2016:

			Number of	Exercise
			common shares	price per
	Number of	Exercise	issuable	common share
Expiry dates	warrants	price	on exercise	(30 warrants	)

March 15, 2018	9,213,780	$0.40	307,126	$12.00
March 27, 2018	300,000	$0.40	10,000	$12.00
December 13, 2018	96,582,576	$0.28	3,219,419	$8.40
	106,096,356		3,536,545

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

Changes in the number of warrants outstanding during the three months ended March 31 were as follows:

		2016		2015

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price

Balance, beginning of period	106,096,356	$0.29	138,724,781	$0.29
Exercised	-	-	(13,541,858)	0.31

Balance, end of period	106,096,356	$0.29	125,182,923	$0.29

(e)	Stock option plan

The Company has a 10% rolling stock option plan, or the 2014 Stock Option Plan, which was approved by the Company’s shareholders at its annual general meeting held on May 27, 2014. Pursuant to the 2014 Stock Option Plan, the Company may grant stock options to purchase up to an aggregate of 10% of the Company’s issued and outstanding common shares plus 10% of the total number of common shares into which the outstanding First Preferred Shares may be converted. Options granted under the 2014 Stock Option plan are equity-settled, have a vesting period of four years and have a maximum term of ten years. As at March 31, 2016, the Company was entitled to issue an additional 81,047 stock options under the 2014 Stock Option Plan.

Changes in the number of options outstanding during the three months ended March 31 were as follows:

		2016		2015

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of period	927,834	$14.07	590,141	$9.76
Granted	6,000	10.39	-	-
Exercised	-	-	(6,666)	7.50
Cancelled/forfeited	-	-	(3,000)	30.00

Balance, end of period	933,834	$14.05	580,475	$9.68

Options exercisable, end of period	337,260	$11.01	213,137	$10.05

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

The following table reflects stock options outstanding and exercisable as at March 31, 2016:

		Stock options outstanding		Stock options exercisable

		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$7.50	74,841	7.0	$7.50	49,903	$7.50
$8.34	215,758	8.2	$8.34	107,878	$8.34
$10.35	264,127	8.1	$10.35	132,064	$10.35
$10.39	6,000	9.9	$10.39	-	$10.39
$15.30	6,666	7.8	$15.30	4,444	$15.30
$18.90	13,332	7.9	$18.90	8,888	$18.90
$19.33	220,859	9.6	$19.33	-	$19.33
$23.44	85,000	9.0	$23.44	28,332	$23.44
$28.05	29,000	9.2	$28.05	-	$28.05
$28.52	12,500	9.2	$28.52	-	$28.52
$30.00	5,751	0.3	$30.00	5,751	$30.00

	933,834	8.5	$14.05	337,260	$11.01

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the three months ended March 31 as follows:

	2016	2015
Expected option life	6 years	n/a
Risk-free interest rate	1.0%	n/a
Dividend yield	0%	n/a
Expected volatility	77%	n/a

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. Expected volatility was determined using a combination of historical volatilities of a peer group of biotechnology companies and the Company’s own historical volatility. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the three months ended March 31, 2016, the Company issued 6,000 stock options with a fair value of $41,735 and a weighted average grant date fair value of $6.96. No stock options were issued during the three months ended March 31, 2015.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

10.	Share capital (continued)

(f)	Deferred Share Unit Plan

The shareholders of the Company approved the 2014 Deferred Share Unit Plan (the “2014 DSU Plan”) on May 27, 2014. The 2014 DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors and executive officers of the Company and its shareholders through the issuance of deferred share units (“DSUs”). Since the value of a DSU increases or decreases with the market price of the common shares, DSUs reflect a philosophy of aligning the interests of directors and executive officers with those of the shareholders by tying compensation to share price performance. The board of directors intends to use DSUs issued under the 2014 DSU Plan, as well as stock options issued under the 2014 Stock Option Plan, as part of the Company’s overall director and executive officer compensation program. A total of 23,011 units were issued during the year ended December 31, 2015 and no units were issued during the three months ended March 31, 2016 for payment of directors’ fees. 51,788 units were outstanding as at March 31, 2016. The Company has reserved for issuance up to 66,667 common shares under the 2014 DSU Plan.

(g)	Shareholder Rights Plan

On October 17, 2013, the Company’s shareholders adopted a shareholder rights plan (the “2013 Rights Plan”) and approved certain amendments on May 27, 2014 (the “Rights Plan Amendment”, which together with the 2013 Rights Plan may be referred to as the “Rights Plan”). The Rights Plan is designed to provide adequate time for the board of directors and the shareholders to assess an unsolicited takeover bid for the Company, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares. The Rights Plan will expire at the close of the Company’s annual meeting of shareholders in 2016.

The rights issued under the Rights Plan initially attach to and trade with the common shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the board of directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase common shares at an approximate 50% discount to the market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made to all holders of the common shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the common shares but must extend the bid for a further 10 days to allow other shareholders to tender. The issuance of common shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.

11.	Research and development

Components of research and development expenses for the three months ended March 31 were as follows:

	2016	2015
	$	$

Research and development programs, excluding the below items	3,491,555	3,133,954
Salaries, fees and short-term benefits	1,394,905	667,404
Share-based compensation	711,828	252,311
Amortization of intangible assets	778,159	84,837
Depreciation of property and equipment	38,203	17,875
Tax credits	(35,978)	(140,000)
	6,378,672	4,016,381

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

12.	General and administrative

Components of general and administrative expenses for the three months ended March 31 were as follows:

	2016	2015
	$	$

General and administrative expenses, excluding the below items	533,987	290,470
Salaries, fees and short-term benefits	269,829	195,232
Deferred share units issued for director compensation	135,000	60,000
Share-based compensation	98,701	59,117
	1,037,517	604,819

13.	Finance income and finance costs

Finance income for the three months ended March 31 was as follows:

	2016	2015
	$	$

Interest income	101,038	70,741
	101,038	70,741

Finance costs for the three months ended March 31 were as follows:

	2016	2015
	$	$

Bank charges	4,633	2,063
Accreted interest	17,102	18,893
Net foreign currency loss	3,554,296	98,898
	3,576,031	119,854

14.	Commitments and contingencies

As at March 31, 2016, the Company had capital commitments for the acquisition of property and equipment of approximately $148,000.

As at March 31, 2016, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $7,564,000. These contracts include the clinical research organization agreement for conducting the Phase I trial, and other preclinical and manufacturing activities. The Company also has minimum lease payments relating to operating lease commitments in the amount of $244,000 over the next 12 months, $966,000 from 12 to 60 months, and $1,226,000 thereafter.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $35,000 related to successful patent grants, $200,000 and $300,000 on the first patient dosed in phase II and III trials respectively, and regulatory milestones on their first achievement totalling $5,000,000.

TRILLIUM THERAPEUTICS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2016 and 2015
Amounts in Canadian Dollars
(Unaudited)

14.	Commitments and contingencies (continued)

In connection with the acquisition of Fluorinov, the Company is obligated to pay up to $35 million of additional future payments that are contingent upon achieving certain clinical and regulatory milestones with an existing Fluorinov compound. The Company also has an obligation to pay royalty payments on future sales of such compounds.

The Company entered into two agreements with Catalent Pharma Solutions in August 2014 pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to U.S. $875,000 and aggregate sales milestone payments of up to U.S. $28.8 million.

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the unaudited interim condensed consolidated financial statements with respect to these indemnification obligations.

15.	Financial instruments

Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk results mainly from the Company’s expenses and working capital denominated in currencies other than the Canadian dollar, which are primarily in U.S. dollars. As at March 31, 2016 and December 31, 2015, the Company held U.S. dollar cash in the amount of U.S. $42,371,782 and U.S. $44,547,591 and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of U.S. $788,656 and U.S. $1,033,319, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at March 31, 2016 and December 31, 2015 of $415,831 and $435,143, respectively.

U.S. dollar expenses for the three months ended March 31, 2016 and 2015 were approximately U.S. $2,000,000 and U.S. $2,770,000, respectively. Varying the U.S. exchange rate for the three months ended March 31, 2016 and 2015 to reflect a 5% strengthening of the Canadian dollar would have decreased the net loss by approximately $100,000 and $138,500, respectively, assuming that all other variables remained constant.